Exhibit 5.1

PROMISSORY NOTE

April 28, 2006
$10,000,000	Fayetteville, Arkansas

FOR VALUE RECEIVED, the undersigned, AMERICA’S CAR MART, INC., an Arkansas corporation and TEXAS CAR-MART, INC., a Texas corporation (separately and collectively, the “Maker”), promise, jointly and severally, to pay to the order of BANK OF ARKANSAS, N.A., as paying agent for BANK OF OKLAHOMA, N.A., (the “Lender”) at 3500 N. College, Fayetteville, Arkansas 72702, in lawful money of the United States and in immediately available funds, the principal sum of TEN MILLION AND NO/100 DOLLARS ($10,000,000) under the terms of the Revolving Credit Agreement between Maker and Lender dated June 23, 2005, and subsequently amended from time to time (as amended, the “Credit Agreement”), payable as follows:

Principal and interest shall be payable in One Hundred Twenty (120) consecutive and substantially equal installments on the 1st day of each month, commencing the 1st day of June, 2006, with each installment except the last equal to $117,825.00, and the last installment, due May 1, 2016 equal to the remaining balance of principal and interest hereunder. Interest shall accrue on the principal balance outstanding hereunder and on any past due interest hereunder at a rate at all times equal to 7.33% per annum, fixed.

Such installment payments are to be applied first to the payment of interest on the principal balance from time to time remaining unpaid at the aforesaid rate, and any balance shall be used to reduce the principal balance; except that if any advances made by the holder hereof under the terms of any instrument, document or agreement executed by Maker in connection herewith have not been repaid, any monies received may, at the option of holder, be applied first to repay such advances and interest thereon, and the balance, if any, applied to any installment then due. Any prepayments shall be applied to installments in the inverse order of occurrence.

As a condition to Borrower's prepayment of this Promissory Note in accordance with its terms, either in whole or in part, or in the event the Lender accelerates the maturity of Borrower's obligations as herein provided, Borrower shall be obligated to pay to the Lender, in addition to the remaining balance of this Promissory Note plus accrued and unpaid interest and all other costs and fees to which the Lender is otherwise entitled, a prepayment fee which shall be equal to a yield maintenance fee. The yield maintenance fee is the sum of the present value (discounted at the "Interest Rate Swaps Rate" as defined below) of the excess of a) the remaining scheduled interest payments to be paid on the prepayment amount through maturity, less b) the interest payments which would be collected on a new loan of the same principal amount and remaining maturity as the amount prepaid at the current fixed rate on the day of prepayment. (Current fixed rate means the rate equal to the sum of i) the "Interest Rate Swaps Rate" (where the "Interest Rate Swaps Rate" is defined as the interest rate swaps rate for the term closest in time to the remaining term of the Note on the date preceding prepayment, as such rate has most recently been published by the Federal Reserve Bank on its website under Federal Reserve Statistical Release H.15, as the International Swaps and Derivatives Association ("ISDA") mid-market par swap rate), plus ii) the original spread, (defined as the difference between the stated fixed rate on the loan minus the Interest Rate Swaps Rate for the term closest in time to the date the loan was made.) In the event the Federal Reserve Board fails to publish information from the ISDA concerning the mid-market par swap rate, the parties shall refer to the source of such information (as set forth in footnote 15 of the Federal Reserve Statistical Release H.15 as published on October 2, 2000) in order to determine the Interest Rate Swaps Rate. NOTWITHSTANDING THE ABOVE, BORROWER MAY PREPAY AN AGGREGATE AMOUNT HEREUNDER UP TO $3,000,000 ON OR BEFORE APRIL 28, 2011, WITH PAYMENT OF A REDUCED PREPAYMENT FEE AS DESCRIBED FURTHER ON EXHIBIT “A” HERETO.

If any payment shall be due on a Saturday or Sunday or upon any other day on which state or national banks in the State of Arkansas are closed for business by virtue of a legal holiday for such banks, such payment shall be due and payable on the next succeeding banking day and interest shall accrue to such day. All interest due hereon shall be computed on the actual number of days elapsed (365 or 366) based upon a three hundred sixty (360) day year.

All payments under this Note shall be made in legal tender of the United States of America or in other immediately available funds at Lender’s office described above, and no credit shall be given for any payment received by check, draft or other instrument or item until such time as the holder hereof shall have received credit therefor from the holder’s collecting agent or, in the event no collecting agent is used, from the bank or other financial institution upon which said check, draft or other instrument or item is drawn.

From time to time the maturity date of this Note may be extended or this Note may be renewed, in whole or in part, or a new note of different form may be substituted for this Note and/or the rate of interest may be changed, or changes may be made in consideration of loan extensions, and the holder, from time to time, may waive or surrender, either in whole or in part, any rights, guarantees, security interests or liens given for the benefit of the holder in connection herewith; but no such occurrences shall in any manner affect, limit, modify or otherwise impair any rights, guarantees or security of the holder not specifically waived, released or surrendered in writing, nor shall any maker, guarantor, endorser or any person who is or might be liable hereon, either primarily or contingently, be released from such liability by reason of the occurrence of any such event. The holder hereof, from time to time, shall have the unlimited right to release any person who might be liable hereon; and such release shall not affect or discharge the liability of any other person who is or might be liable hereon.

If any payment required by this Note to be made is not made within five (5) business days when due, or if any other Event of Default occurs under the Credit Agreement, the Lender may, at its option, pursuant to the Credit Agreement, declare this Note in default and all indebtedness due and owing hereunder immediately due and payable. Interest from the date of the Event of Default on such principal balance and on any past due interest hereunder shall accrue at the rate of two percent (2%) per annum above the nondefault interest rate accruing hereunder. The Maker and any endorsers, guarantors and sureties hereby severally waive protest, presentment, demand, and notice of protest and nonpayment in case this Note or any payment due hereunder is not paid when due; and they agree to any renewal, extension, acceleration, postponement of the time of payment, substitution, exchange or release of collateral and to the release of any party or person primarily or contingently liable without prejudice to the holder and without notice to the Maker or any endorser, guarantor or surety. Maker and any guarantor, endorser, surety or any other person who is or may become liable hereon will, on demand, pay all costs of collection, including reasonable attorney fees of the holder hereof in attempting to enforce payment of this Note and reasonable attorney fees for defending the validity of any document securing this Note as a valid first and prior lien.

Upon the occurrence of any default hereunder, Lender shall have the right, immediately and without further action by it, to set off against this Note all money owed by Lender in any capacity to the Maker or any guarantor, endorser or other person who is or might be liable for payment hereof, whether or not due, and also to set off against all other liabilities of Maker to Lender all money owed by Lender in any capacity to Maker; and Lender shall be deemed to have exercised such right of setoff and to have made a charge against such money immediately upon the occurrence of such default even though such charge is made or entered into the books of Lender subsequently thereto.

The holder of this Note may collect a late charge not to exceed an amount equal to five percent (5%) of the amount of any payment (not to exceed $100.00) which is not paid within ten (10) days from the due date thereof, for the purposes of covering the extra expenses involved in handling delinquent payments. This late charge provision shall not be applicable in the event the holder hereof, at its option, elects to receive interest at the increased rate as provided hereunder in the event of default.

Lender and Maker intend that the extension of credit evidenced hereby shall conform strictly to the usury laws applicable to this transaction. Notwithstanding any provision of this Note, or any other Loan Document, if at any time this transaction is construed or administered so as to be usurious under applicable law except for the applicability of this paragraph, Lender and Maker agree that the total of all consideration which constitutes interest under applicable law that is contracted for, charged, or received under this Note, or any of the Loan Documents shall under no circumstances exceed the amount permissible under such applicable usury laws, and any excess interest shall be cancelled without further action by Maker or Lender or, if theretofore paid by Maker, at the option of the holders of the Note, such excess shall be credited on the unpaid portion of the Note or refunded to Maker. Determination of the rate of interest for the purpose of determining whether this extension of credit is usurious under applicable law shall be made by amortizing, prorating, allocating, and spreading, in equal parts during the full stated term of the Note, all interest at any time contracted for, charged, or received from Maker prior to its stated maturity, whether as a result of voluntary prepayment, acceleration of maturity, or otherwise, and if the interest paid for the actual period of the existence of the extension of credit evidenced therein exceeds the maximum amount permissible pursuant to applicable law, the Lender shall refund the amount of such excess to Maker.

This Note is given for an actual loan of money for business purposes and not for personal, agricultural or residential purposes, and is executed and delivered in the State of Arkansas and shall be governed by and construed in accordance with the laws of the State of Arkansas.

[Signature page to follow]

AMERICA’S CAR MART, INC., an Arkansas corporation By /s/ Jeff Williams Jeff Williams, Vice President TEXAS CAR-MART, INC., a Texas corporation By /s/ Jeff Williams Jeff Williams, Vice President

EXHIBIT “A”

In the event the Maker elects to prepay the loan on or before April 28, 2011, the first $3,000,000 of the loan outstanding to be prepaid will be subject to a modified yield maintenance fee (“YMF”) as calculated by the Lender in its sole discretion.

In calculating the YMF as described in the Promissory Note, Lender shall exclude from the calculation's cash flow the proportional amortized component representing $3,000,000 initial principal balance out to the 60th monthly period from the effective date of the loan.

By way of example, the below charts fairly represent the typical calculation to be determined by the Lender. The second chart incorporates a lower modified yield maintenance fee by factoring in a reduced or modified YMF on the first $3,000,000 of the amount to be prepaid. Please be advised the loan rate used in the below example may not be the actual interest rate and is only being used for illustrative purposes only.

Yield Maintenance Matrix
Sample Yield Maintenance Fee Calculations

Loan Amount:	$10,000,000
Loan Rate:	7.09%
Loan Term:	10
Amort Term:	10

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